Filed Pursuant to Rule 433 of the
Securities Act of 1933, as amended
Registration Statement No. 333-191772
Free Writing Prospectus dated October 25, 2013

Fantex, Inc.

On and after October 22, 2013, several emails were exchanged between Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”) and reporters from certain media outlets (collectively, the “Emails”). Each of these email exchanges reference an initial public offering (the “Offering”) of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”) of Fantex, Inc., which Offering is covered by the Registration Statement on Form S-1 (File No. 333-191772), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

The emails attached as Annex A were exchanged between the Company and reporter Dan Rosenheck of The Economist on October 22, 2013 and October 23, 2013; the emails attached as Annex B were exchanged between the Company and reporter Fred Katayama of Thompson Reuters on October 24, 2013 and the emails attached as Annex C were exchanged between the Company and reporter Rachel Swan of SF Weekly on October 23, 2013 and October 24, 2013.

You should consider statements in the Emails or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the commencement or completion of the Offering, future ABI under its brand contract with Arian Foster, including longevity of his career, dividends, liquidity, ability to build a portfolio of brands, prospects, goals, growth and strategies, plans, achievements, market opportunities and the trends that may affect the Company or Arian Foster. The Company generally identifies forward-looking statements by words such as “anticipate,” “intend,” “expect,” “believe,” “may,” “might,” “will,” “would” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Emails dated October 22, 2013 and October 23, 2013 between Fantex, Inc. and Dan Rosenheck of The Economist

Publication: The Economist
Reporter: Dan Rosenheck

Question (from Dan Rosenheck, The Economist):
Date: 10/22/13
Time: 8:04 PM ET

“1. How did you determine Foster’s expected annual wages, and come up with an estimate for his earnings besides his NFL contract?

2. What happens if there is not enough demand to sell all the shares at the offering price?

3. Of all the star athletes out there, how and why did you choose Arian Foster?  Are you currently negotiating with any other players?

4. What effect do you believe his injury last weekend will have on the stock?  If the answer is “very little,” why won’t it?

5. What steps are you taking to market/promote the stock?

6. Is there any point in the future at which the stock will be liquidated and its remaining assets distributed to shareholders?  How would you make this decision?”

Question (from Dan Rosenheck, The Economist):
Date: 10/23/13
Time: 7:26 AM ET

“One more question.  If I understand the prospectus right, you’re projecting that Foster will play for another 7 years at around his current salary, which would be about $50 million total.  The shares are priced at a $50 million capitalization.  So you’re implicitly forecasting that Foster’s off-field income will roughly compensate for the risk and delayed payment (discount rate), correct?  Am I right to say that Foster would have to outperform Fantex’s own projections for the share price to increase?”

Answer (From Howard Solomon, Finn Partners on behalf of Fantex CEO, Buck French):
Date: 10/23/13
Time: 2:36 PM ET

“Dan-

Following are answers to your questions from yesterday. We are working on a response to your last one.

Please be sure to attribute any quotes to Buck French, CEO.

Thank you and let me know if you have any further questions.

-howard

1. How did you determine Foster’s expected annual wages, and come up with an estimate for his earnings besides his NFL contract?

We estimated the lifetime brand income earning potential of Arian Foster based on a number of our own estimates and assumptions. We encourage you to review pages 79 - 84 and 95-108 in the prospectus for more information about these estimates and assumptions.

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2. What happens if there is not enough demand to sell all the shares at the offering price?

If there isn’t enough demand, Fantex, Inc. and FBS will cancel both the offering and all reservations for the offering or revise the terms of the offering.  If the offering is cancelled, no funds will be deducted from any investor accounts.

3. Of all the star athletes out there, how and why did you choose Arian Foster?  Are you currently negotiating with any other players?

We chose to work with Arian Foster because we believe his brand has the potential to generate significant brand income. We encourage you to view our brand video for Arian Foster at https://vimeo.com/77062399 to get better sense of his brand.  Currently, we have only entered into one brand contract, with Arian Foster. Our goal is to enter into additional brand contracts with other athletes and celebrities.

4. What effect do you believe his injury last weekend will have on the stock?  If the answer is “very little,” why won’t it?

We are committed to working with Arian Foster to increase the value and longevity of his brand, his recent hamstring strain does not change our plans in that regard.

5. What steps are you taking to market/promote the stock?

We are not marketing or promoting any stock. We are making investors are aware that we have filed a registration statement for the initial public offering of a tracking stock linked to value and performance of the Arian Foster brand.

6. Is there any point in the future at which the stock will be liquidated and its remaining assets distributed to shareholders?  How would you make this decision?

We anticipate that our Board of Directors would convert the tracking stock into Fantex, Inc. platform common stock in the event the Board determines that the tracking stock is no longer actively traded and that the Arian Foster brand will generate little if any brand income in the future.”

Answer (From Howard Solomon, Finn Partners on behalf of Fantex CEO, Buck French):
Date: 10/23/13
Time: 5:05 PM ET

“Here you go, Dan. Once again, please attribute to Buck.

Thanks,

-howard

We encourage you to read pages 81 - 84 of the prospectus which discloses how we determined the fair value of the brand contract. In determining the value of the brand contract we considered among other things: Arian Foster’s current playing contract, current endorsement contracts, and the potential for additional playing and endorsement contracts. In our modeling we assumed that Arian Foster would have a 12 year NFL playing career.”

* * * * *

A-2

Annex B

Emails dated October 24, 2013 between Fantex, Inc. and Fred Katayama of Thomson Reuters

Publication: Thomson Reuters
Reporter: Fred Katayama

Question (from Fred Katayama, Reuters)
Date: 10/24/13
Time: 9:45 AM ET

“Hi Howard:

I know Fantex has filed for the IPO. Is the tracking stock already available or sale to the public? If so, do you have any stats on how it’s faring?

Sincerely,
Fred Katayama
Reuters TV”

Answer (From Howard Solomon, Finn Partners on behalf of Fantex CEO, Buck French):
Date: 10/24/13
Time: 12:01 PM ET

“If for attribution, from Buck French, CEO:

No the beginning of the reservation period, during which investors can place their indications of interest for IPO shares, has not begun yet.”

Question (from Fred Katayama, Reuters)
Date: 10/24/13
Time: 12:02 PM ET

“When will the reservation period begin?”

Answer (From Howard Solomon, Finn Partners on behalf of Fantex CEO, Buck French):
Date: 10/24/13
Time: 12:35 PM ET

“Approximately several weeks.”

* * * * *

B-1

Annex C

Emails dated October 23, 2013 and October 24, 2013 between Fantex, Inc. and Rachel Swan of SF Weekly

Publication: SF Weekly
Reporter: Rachel Swan

Question (from SF Weekly, Rachel Swan)
Date: 10/23/13
Time:  6:14 PM ET

“Dear Howard,

I'm writing an article about Fantex Holdings for SF Weekly, and I was wondering if we could talk. I have a list of questions.

Actually, I'll just lay them out here:

I wanted to know, first off, if the company offers shares in any other athletes besides Arian Foster, and also if any other pro sports figureheads sit on its board besides John Elway.

Also, what happens if an athlete gets injured, or if his career (and potential earnings) are abruptly curtailed? Also, is Fantex the preferred lender for these athletes? (ie, Would they come before child payments? Alimony?)

Are there any parallels for this business, perhaps outside of sports? (Didn't David Bowie invite people to bet on his earnings at one point?)

Also, is this legal in every state? What kind of feedback have you gotten so far?

Is this affected by college sports rules? How old does an athlete have to be to participate? Any local athletes you're considering?

How would you enforce the contract if an athlete suddenly skips off to Europe and goes MIA?

And finally -- would it be insider trading if I bought shares in an athlete through Fantex and then helped him get an endorsement deal (say, if I were a person with connections in the sports world)?

Thanks so much.
All the very best,
Rachel Swan”

Answer (From Jessica Schmidt, Finn Partners on behalf of Fantex CEO, Buck French):
Date: 10/24/13
Time: 5:31 PM ET

“Rachel,

Please find the answers to your interview questions from CEO, Buck French.

1.  I wanted to know, first off, if the company offers shares in any other athletes besides Arian Foster, and also if any other pro sports figureheads sit on its board besides John Elway. Also, what happens if an athlete gets injured, or if his career (and potential earnings) are abruptly curtailed? Also, is Fantex the preferred lender for these athletes? (ie, Would they come before child payments? Alimony?)

Fantex, Inc. only has a brand contract with Arian Foster.  Our goal is to sign additional brand contracts with other athletes across sports and, ultimately, entertainers.

C-1

John Elway is the only former professional athlete on the Fantex Holdings Board.  Former NBA player Kerry Kittles and former NFL player Ben Utt serve as advisors to the Fantex Holdings Board.

Injuries are one of the risk factors we list in the prospectus.  Please see page 45 of the prospectus for a further explanation of this risk factor.

Under the terms of our brand contract with Arian Foster, he is obligated to pay us 20% of his brand income as defined in the contract.

2. Are there any parallels for this business, perhaps outside of sports? (Didn't David Bowie invite people to bet on his earnings at one point?)

David Bowie issued bonds to institutional investors.  In our offering, we are issuing an equity security. Retail investors can participate our offering.  I’m not aware of another business doing exactly what we are doing.

3. Also, is this legal in every state? What kind of feedback have you gotten so far?

Because the Fantex Brokerage Services is not a nationally recognized exchange, we must register the offering of the security with every state.  We are currently working through that process.

4. Is this affected by college sports rules? How old does an athlete have to be to participate? Any local athletes you're considering?

Currently, we are not looking to work with amateur athletes.  I’m not able to comment with regards to any potential athletes that we may work with.

How would you enforce the contract if an athlete suddenly skips off to Europe and goes MIA?

We intend to enforce the terms of our brand contract.

And finally -- would it be insider trading if I bought shares in an athlete through Fantex and then helped him get an endorsement deal (say, if I were a person with connections in the sports world)?

We can't comment on laws regarding insider trading

Best,
Jess”

Question (from SF Weekly, Rachel Swan)
Date: 10/24/13
Time:  6:35 PM ET

“Thanks! One quick question I forgot to ask: Can investors start buying shares, yet?”

Answer (From Jessica Schmidt, Finn Partners on behalf of Fantex CEO, Buck French):
Date: 10/24/13
Time: 7:15 PM ET

“No the beginning of the reservation period has not begun yet.”

* * * * *

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